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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nevsun Resources Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

─

our auditors' report dated March 12, 2010, on the consolidated balance sheets of Nevsun Resources Ltd. ("the Company") as at December 31, 2009 and 2008, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years then ended.

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our auditors' report on reconciliation to United States GAAP dated March 12, 2010.

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our Report of Independent Registered Public Accounting Firm dated March 12, 2010 on the Company’s internal control over financial reporting as of December 31, 2009.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada

March 25, 2010

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